===============================================================================


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 23)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

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                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 11.  Additional Information.

          On March 12, 2001, Weyerhaeuser extended the Offer until 12:00 midnight New York City time on Friday, May 18, 2001. The text of a press release issued by Weyerhaeuser on March 12, 2001 announcing the extension of the Offer is filed herewith as Exhibit (a)(5)(S).

Item 12.  Exhibits.

(a)(5)(S) Press relase issued by Weyerhaeuser Company, dated March 12, 2001.

                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                 COMPANY HOLDINGS, INC.,

                                    by

                                           /s/ STEVEN R. ROGEL
                                        ------------------------------
                                        Name:  Steven R. Rogel
                                        Title: President

                                 WEYERHAEUSER COMPANY,

                                    by

                                           /s/ STEVEN R. ROGEL
                                        ------------------------------
                                        Name:  Steven R. Rogel
                                        Title: President and Chief Executive
                                               Officer

          Dated: March 12, 2001

                                 EXHIBIT INDEX

Exhibit No.   Description
----------    -----------

(a)(5)(S)     Press release issued by Weyerhaeuser Company, dated
              March 12, 2001.

                                                             Exhibit (a)(5)(S)

                                                   [Weyerhaeuser Company logo]

NEWS RELEASE

For Immediate Release

              WEYERHAEUSER TENDER OFFER FOR WILLAMETTE INDUSTRIES
                           EXTENDED TO MAY 18, 2001

FEDERAL WAY, Wash., March 12, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that it has extended its $48 per share cash tender offer for all of the outstanding common stock of Willamette Industries, Inc. (NYSE: WLL). The offer, which was extended early, has been extended until midnight, New York City time, on May 18, 2001, unless further extended. As of noon on March 12, 2001, Willamette shareholders had tendered and not withdrawn approximately 31.4 million shares pursuant to Weyerhaeuser's tender offer. The offer was previously scheduled to expire at midnight, New York City time, on March 30, 2001.

Steven R. Rogel, chairman, president, and chief executive officer of Weyerhaeuser, stated, "We are very pleased with the ongoing support we are receiving from the Willamette shareholders during this tender offer process, and now with the announcement of Willamette's long-delayed annual meeting, we are turning our focus to the election of directors. Finally, the Willamette shareholders will have the opportunity to show their strong support for our proposed transaction in a manner that cannot be ignored by the Willamette board. We would hope that well before the annual meeting, the Willamette board of directors will listen to its shareholders and act in their best interests by sitting down with Weyerhaeuser to negotiate a transaction that will create a new global leader in the forest products industry headquartered in the Pacific Northwest."

The company also noted that in Willamette's most recent press release and shareholder letter there were a number of mischaracterizations about Weyerhaeuser's nominees. In particular, Willamette included a quotation from Weyerhaeuser's February 9 proxy statement that Weyerhaeuser believes was deliberately abbreviated in such a manner as to alter the meaning of the statement. The complete sentence set forth in Weyerhaeuser's proxy statement reads:

     "IT IS EXPECTED THAT THE WEYERHAEUSER NOMINEES WILL, SUBJECT TO THEIR FIDUCIARY DUTIES, seek to cause [Willamette's] board of directors to take all such actions as may be necessary to facilitate the tender offer and the proposed merger."
     (Language omitted by Willamette is in bold)

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.


                                    -more-


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                                      -2-

FORWARD-LOOKING STATEMENTS

This news release contains statements concerning the company's future results and performance that are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any such forward looking statement made by Weyerhaeuser with respect to the Willamette tender offer is not entitled to the benefit of the safe harbor protections of the Private Securities Litigation Reform Act of 1995. The accuracy of such forward looking statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, including the level of interest rates and housing starts; market demand for the company's products, which may be tied to the relative strength of various US business segments; performance of the company's manufacturing operations; the types of logs harvested in the company's logging operations; the level of competition from foreign producers; the effect of forestry, land use, environmental and other governmental regulations; and the risk of losses from fires, floods and other natural disasters. The company is also a large exporter and is affected by changes in economic activity in Europe and Asia, particularly Japan, and by changes in currency exchange rates, particularly the relative value of the US dollar and the Euro, and restrictions on international trade. These and other factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in the company's Securities and Exchange Commission filings.

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $48.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, May 18, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Weyerhaeuser contacts:

ANALYSTS                  MEDIA                     ANALYSTS AND MEDIA
Kathryn McAuley           Bruce Amundson            Joele Frank / Jeremy Zweig
Weyerhaeuser              Weyerhaeuser              Joele Frank, Wilkinson
(253) 924-2058            (253) 924-3047            Brimmer Katcher
                                                    (212) 355-4449